NEWS RELEASE

       ELD No. 09-16

TSX: ELD  NYSE-A: EGO

         July 27, 2009

ELDORADO CLOSES ACQUISITION OF STAKE IN SINO GOLD

Eldorado Gold Corporation (“Eldorado” or “Company) is pleased to announce the closing of its acquisition of 57,968,029 shares (the “Sino Gold Shares”) in the capital of Sino Gold Mining Limited (“Sino Gold”), pursuant to a Share Purchase and Sale Agreement (the “Share Purchase Agreement”) dated June 3, 2009, as amended on July 10, 2009, with Gold Fields Australasia (BVI) Limited (“Gold Fields”).

Following completion of the transaction, Eldorado holds directly 57,968,029 Sino Gold Shares, which represent 19.83% of the issued and outstanding shares of Sino Gold. Eldorado acquired the Sino Gold Shares for investment purposes and may acquire further shares of Sino Gold or dispose of some or all of its shares of Sino Gold as conditions warrant.

Under the terms of the Share Purchase Agreement, Gold Fields acquired 27,824,654 common shares of Eldorado as consideration for the Sino Gold Shares. These Eldorado common shares were qualified by a prospectus (the “Prospectus”) dated July 20, 2009, filed in Ontario and British Columbia, and are not subject any statutory hold period.  The Prospectus also qualified the Top-up Adjustment Right (as defined in the Prospectus).  For further information see the Prospectus.

Sino Gold is an Australian public company focused on the exploration and production of gold in China and is listed on the Australian Securities Exchange and Hong Kong Stock Exchange.  It has two operating mines, Jinfeng and White Mountain.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, and Turkey and surrounding regions.  We are one of the lowest cost pure gold producers. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

For additional information or for a copy of Eldorado’s early warning report, please contact:

Nancy Woo, Vice President Investor Relations, at 604 601-6650 or e-mail nancyw@eldoradogold.com

Eldorado Gold Corporation
1188 - 550 Burrard Street
Vancouver, BC V6C 2B5

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such forward-looking statements or information include, but are not limited to statements or information with respect to the transaction.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the number of shares issued is  subject to certain adjustments; gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2009.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the NYSE-Amex US (NYSE-A: EGO).

Contact:

Nancy Woo, VP Investor Relations                                                1188, 550 Burrard Street

Eldorado Gold Corporation                                                             Vancouver, B.C. V6C 2B5

Phone: 604.601.6650 or 1.888.353.8166

Website: www.eldoradogold.com

Fax: 604.687.4026

Email: nancyw@eldoradogold.com

Request for information packages: laurelw@eldoradogold.com